

NEWS RELEASE

FOR IMMEDIATE RELEASE

November 10, 2005

CAPITOL FEDERAL FINANCIAL
REPORTS FISCAL YEAR 2005 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) today announced results for its fiscal year and the quarter ended September 30, 2005. Highlights for the fiscal year include:

- net income of $65.1 million,

- diluted earnings per share of $0.89,

- efficiency ratio of 41.19%,

- paid dividends of $40.7 million during the fiscal year or $2.00 per public share for the fiscal year and

- a special year end dividend of $0.30 per share.

Results of Operations for the Fiscal Year Ended September 30, 2005

For the fiscal year ended September 30, 2005, Capitol Federal Financial (the "Company") recognized net income of $65.1 million compared to a net loss of $106.3 million for the same period one year ago. The prior year net loss was primarily the result of a $146.6 million prepayment penalty, after tax, associated with refinancing $2.40 billion of Federal Home Loan Bank ("FHLB") advances in July of 2004. Management believes, in addition to its regular reporting requirements, it is important for comparability purposes to present selected financial results and performance ratios for fiscal year 2004 excluding the prepayment penalty on a non-GAAP basis. Excluding the prepayment penalty and the related tax impact, net income for the prior fiscal year was $40.3 million, as set forth in the Selected Financial Results and Ratios section. The $24.8 million increase in net income in the current fiscal year compared to the prior fiscal year, excluding the prepayment penalty, was primarily the result of an increase in net interest and dividend income, which was partially offset by an increase in income tax expense as a result of increased earnings.

Net interest income for the current fiscal year was $155.9 million compared to $116.2 million in the prior fiscal year. The $39.7 million increase was a result of a $30.2 million decrease in interest expense on FHLB advances and a $26.6 million increase in interest income on loans receivable. The increase was partially offset by a $13.7 million decrease in interest income on mortgage-related securities and investment securities and a $4.1 million increase in interest expense on deposits.

Interest expense on FHLB advances was $144.1 million compared to $174.3 million in the prior fiscal year. The refinancing of the FHLB advances reduced interest expense on the FHLB advances by $38.7 million compared to the prior fiscal year. The average rate on the FHLB advances decreased 138 basis points compared to the prior fiscal year due to the refinancing. The reduction in interest expense on the FHLB advances was partially offset by an $8.4 million increase in interest expense on the variable-rate interest rate swaps as a result of an increase in the one month LIBOR rate between the two periods. The swapped FHLB advances had an average pay rate of 5.26% during the current fiscal year compared to 3.71% for the prior fiscal year.

Interest income on loans receivable for the current fiscal year was $274.0 million compared to $247.4 million in the prior fiscal year. The increase in interest income was due to a $619.6 million increase in the average balance of the loan portfolio as a result of the continued emphasis on mortgage loan purchases during fiscal year 2005. The increase was partially offset by a 16 basis point decrease in the average yield of the portfolio to 5.43% for the current fiscal year. The shift to purchasing mortgage loans from purchasing mortgage-related securities has resulted in more assets earning a higher rate with no material increase in credit exposure than if the purchase of mortgage-related securities had continued. Generally, the rates on purchased mortgage loans were more favorable than the rates on mortgage-related securities that could have been purchased with the excess funds. During the current fiscal year, the weighted average rate on purchased mortgage loans was 5.04% compared to a weighted average rate of 4.75% on new mortgage-related securities. Of the mortgage loans purchased during fiscal year 2005 and 2004, 85% and 71%, respectively, were adjustable-rate products which were generally at rates lower than fixed-rate products. Capitol Federal Savings Bank (the "Bank") primarily originates fixed-rate loan products in its market area. Fixed-rate loan originations during the current fiscal year were at a weighted average rate of 5.56% compared to 5.63% in the prior fiscal year.

Interest income on investment securities in the current fiscal year was $25.0 million compared to $36.0 million in the prior fiscal year. The $11.0 million decrease in interest income was due to a $287.6 million decrease in the average balance of the portfolio as a result of not replacing securities that matured or were called during the current fiscal year. The decrease was offset by a 32 basis point increase in the average yield of the portfolio, to 4.73% for the current fiscal year, as a result of lower yielding securities maturing during the prior fiscal year.

Interest income on mortgage-related securities in the current fiscal year was $91.7 million compared to $94.5 million in the prior fiscal year. The $2.7 million decrease was due to a $307.3 million decrease in the average balance of the portfolio as a result of the Bank's continued emphasis on purchasing mortgage loans with excess funds rather than mortgage-related securities. The decrease was offset by a 30 basis point increase in the average yield of the portfolio, to 3.64% for the current fiscal year, as a result of a slow down in prepayment speeds due to an increase in market interest rates, purchasing securities during fiscal year 2005 at yields that were higher than the existing average portfolio yield and the impact of a full year of interest on securities purchased during fiscal year 2004 at yields generally higher than the existing average portfolio yield at September 30, 2004.

Interest expense on deposits in the current fiscal year was $97.0 million compared to $92.9 million in the prior fiscal year. The $4.1 million increase in interest expense was a result of an increase in the average rate on the money market and certificates of deposit portfolios. This was partially offset by a decrease in the average balance of the money market and certificate of deposit portfolios. As a result of aggressive pricing by other financial institutions in the Bank's local markets, the Bank has not matched the top tier competitors' rates because of the likely adverse impact on earnings. During fiscal year 2005, the Bank increased certain deposit rates to remain competitive in the mid tier competitor market, thus resulting in an increase in the money market and certificate of deposit portfolio average rates. However, the result of not matching the top tier competitors' rates was a decrease in the money market and certificate of deposit portfolios during fiscal year 2005.

During each quarter of the current fiscal year, the Company's net interest margin experienced compression due to the continued narrowing of the spread between short-term market interest rates (which affect primarily our interest-bearing liabilities) and long-term market interest rates (which affect primarily our interest-earning assets). If short-term market interest rates continue to increase at a faster pace than long-term market interest rates or if both short- and long-term market interest rates increase by the same amount, it is likely that net interest margin compression will continue in fiscal year 2006 as our interest-bearing liabilities will reset to current market rates faster than our interest-earning assets.

During the current fiscal year, the Bank recorded a provision for loan losses of $215 thousand compared to $64 thousand in the prior fiscal year. The increase in the provision for loan losses in the current fiscal year was a result of an increase in the inherent risk of the loan portfolio due primarily to the increased size of the portfolio resulting from purchased mortgage loans.

Other expenses for the current fiscal year were $73.7 million compared to $309.0 million for the prior fiscal year. Included in other expenses in the prior fiscal year was the $236.1 million prepayment penalty, pre-tax, associated with refinancing the FHLB advances. Excluding the prepayment penalty, other expenses in the current fiscal year increased $736 thousand from the prior fiscal year. Regulatory and other services increased $2.0 million as a result of additional consulting and audit fees incurred due to complying with the Sarbanes-Oxley Act of 2002 Section 404 ("SOX 404"). For the year ended September 30, 2005, regulatory and other services included consulting fees related to SOX 404 of $1.2 million and audit fees related to SOX 404 of $518 thousand. The other, net (income statement line item) decreased $1.8 million due largely to a $571 thousand recovery on the valuation of mortgage servicing rights in the current fiscal year, compared to an $877 thousand impairment on mortgage servicing rights in the prior fiscal year. Salaries and employee benefits decreased $1.5 million compared to the prior fiscal year as a result of a $3.5 million decrease in Employee Stock Ownership Plan ("ESOP") and Recognition and Retention Plan ("RRP") expenses. This was partially offset by a $1.7 million increase in the short-term incentive plan expense accrued for fiscal year 2005. The Company did not accrue expenses for the short-term incentive plan for the year ended September 30, 2004 and no short-term incentive plan awards were paid for fiscal year 2004, resulting in an increase in fiscal year 2005 short-term incentive expense.

Income tax expense for the current fiscal year was $40.3 million compared to an income tax benefit of $63.1 million for the prior fiscal year. Excluding the prepayment penalty, income tax expense would have been $26.5 million for the prior fiscal year. The effective tax rate for the current year was 38.3%, a decrease of 141 basis points from the same period one year ago, excluding the prepayment penalty. The decrease in the effective tax rate was primarily a result of the increased level of earnings of the Company, which reduced the impact of certain nondeductible expenses, and a change in the Company's estimate of the impact of tax benefits associated with the ESOP. The increase in the amount of income tax expense was a direct result of an increase in earnings compared to the same period one year ago.

The Company's efficiency ratio for the current fiscal year was 41.19% compared to 52.35%, excluding the prepayment penalty, for the prior fiscal year as set forth in the Selected Financial Results and Ratios section. The improvement in the efficiency ratio was due largely to the increase in net interest income, primarily a result of refinancing the FHLB advances. The efficiency ratio measures a financial institution's total other expenses as a percent of its net interest margin and its other income. A lower value indicates that a financial institution is generating revenue with a lower level of expense. Another measure of a financial institution's ability to operate efficiently is the ratio of operating expenses to total average assets, the "operating expense ratio". The Company's operating expense ratio for the current fiscal year was 0.87%, compared to 0.86%, excluding the prepayment penalty, for the prior fiscal year as set forth in the Selected Financial Results and Ratios section.

Results of Operations for the Quarter Ended September 30, 2005

For the three months ended September 30, 2005, the Company recognized net income of $12.8 million, compared to a net loss of $130.0 million for the same quarter one year ago. The prior year quarter net loss was the result of the $146.6 million prepayment penalty, after tax, associated with refinancing the FHLB advances. Excluding the prepayment penalty and the related tax impact, net income for the prior year quarter was $16.6 million, as set forth in the Selected Financial Results and Ratios section. The decrease in net income compared to the prior year quarter was due primarily to a decrease in net interest and dividend income.

Net interest and dividend income was $34.7 million compared to $38.6 million for the same quarter one year ago. The decrease was a result of a $3.3 million increase in interest expense on deposits and a $2.2 million increase in interest expense on FHLB advances. The decrease was partially offset by a $1.9 million increase in interest and dividend income.

Interest expense on deposits for the current quarter was $26.0 million compared to $22.7 million in the prior year quarter. The increase in interest expense was a result of an increase in the average rate on the certificate of deposit and the money market portfolios, which was partially offset by a decrease in the average balance of the certificate of deposit portfolio.

Interest expense on the FHLB advances for the current quarter was $38.2 million compared to $36.0 million in the prior year quarter. The increase in interest expense was a result of a $4.1 million increase in interest expense incurred on the swapped FHLB advances which had an average pay rate of 5.99% during the quarter compared to 3.98% for the prior year quarter. The increase was partially offset by a $2.0 million decrease in interest expense on the refinanced FHLB advances.

Interest income on loans receivable for the current quarter was $71.8 million compared to $64.1 million in the prior year quarter. The $7.7 million increase in interest income was a result of an increase of $655.1 million in the average balance of the loan portfolio due to mortgage loans purchased during the current fiscal year. The increase was partially offset by a decrease in the weighted average yield of the loan portfolio of 10 basis points to 5.40% for the current quarter ended.

Interest income on mortgage-related securities for the current quarter was $20.5 million compared to $24.0 million in the prior year quarter. The $3.5 million decrease in interest income was as result of a $511.2 million decrease in the average balance of the portfolio. The decrease was partially offset by a 15 basis point increase in the weighted average yield of the portfolio to 3.59% for the current quarter ended.

Interest income on investment securities for the current quarter was $4.9 million compared to $7.9 million in the prior year quarter. The $3.0 million decrease in interest income was a result of a $207.8 million decrease in the average balance and a 35 basis points decrease in the average yield of the portfolio due to maturities and calls of higher yielding investment securities during fiscal year 2005.

During the current quarter, the Bank recorded a provision for loan losses of $215 thousand compared to $44 thousand in the prior year quarter. The increase in the provision for loan losses in the current quarter was a result of an increase in the inherent risk of the loan portfolio due primarily to the increased size of the portfolio resulting from purchased mortgage loans.

Other expenses for the current quarter were $19.3 million compared to $253.7 million for the prior year quarter. Included in other expenses in the prior year quarter was the $236.1 million prepayment penalty, pre-tax, associated with refinancing the FHLB advances. Excluding the prepayment penalty, other expenses increased $1.6 million during the current year quarter. Salaries and employee benefits increased $1.2 million compared to the prior year quarter due primarily to the short-term incentive plan expense. The Company did not accrue for the short-term incentive plan during the prior year quarter and no short-term incentive plan awards were paid for fiscal year 2004. Regulatory and other services increased $990 thousand compared to the prior year quarter as a result of additional consulting and audit fees incurred to comply with SOX 404. For the quarter ended September 30, 2005, regulatory and other services included consulting fees related to SOX 404 of $515 thousand and audit fees related to SOX 404 of $379 thousand. The other, net (income statement line item) decreased $733 thousand due largely to a $418 thousand recovery on the valuation of mortgage servicing rights in the current quarter, compared to a $241 thousand impairment on mortgage servicing rights in the prior year quarter.

Income tax expense for the current quarter was $8.3 million compared to an income tax benefit of $79.1 million for the prior year quarter. Excluding the prepayment penalty, income tax expense would have been $10.5 million for the prior year quarter. The decrease in the amount of income tax expense was a direct result of a decrease in earnings in the current quarter compared to the prior year quarter.

The Company's efficiency ratio for the current quarter was 47.47% compared to 39.52%, excluding the prepayment penalty, for the prior year quarter as set forth in the Selected Financial Results and Ratios section. The Company's operating expense ratio for the current quarter was 0.92%, compared to 0.83%, excluding the prepayment penalty, for the prior year quarter as set forth in the Selected Financial Results and Ratios section.

Financial Condition as of September 30, 2005

During fiscal year 2005, total assets decreased $131.4 million to $8.41 billion at September 30, 2005. The decrease in assets was attributed to a decrease in mortgage-related securities of $503.5 million, a decrease in investment securities of $207.6 million and a decrease in cash and cash equivalents of $113.0 million. These decreases were offset by an increase in loans receivable of $716.6 million due primarily to mortgage loan purchases during the fiscal year. The Bank purchased $309.5 million of mortgage-related securities compared to $797.9 million of maturities and repayments of such securities during fiscal year 2005. The decrease in the balance of the investment securities portfolio was a result of an issuer calling $100.0 million of securities and $107.0 million of securities maturing. The decrease in cash was due to the purchase and origination of mortgage loans.

Total liabilities decreased $164.1 million to $7.54 billion at September 30, 2005. The decrease was due largely to a decrease of $167.5 million in deposits, primarily in the money market and certificate of deposit portfolios. As previously discussed, the Bank did not match top tier competitors' rates which resulted in a decrease in the money market and certificate of deposit portfolios. Management continues to monitor the Bank's local deposit market pricing environment for its impact on the Bank's operations and will adjust the Bank's pricing of deposit accounts accordingly.

Stockholders' equity increased $32.6 million to $865.1 million at September 30, 2005. The increase was primarily a result of net income of $65.1 million for fiscal year 2005 and partially due to a $9.8 million increase in additional paid-in capital as a result of ESOP and stock option activity. The increase was offset by dividends paid of $40.7 million.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 37 branch locations in Kansas, 8 of which are in-store branches. Capitol Federal Savings Bank employs 671 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President, Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com

All amounts and counts, except per share amounts, in the following tables are rounded to the nearest thousand (unless otherwise indicated) and, for the current year, are unaudited. Certain reclassifications have been made to the 2004 consolidated financial statements in order to conform with the 2005 presentation.

The following table presents selected balance sheet data for the Company at the dates indicated.

	Balance at		
	September 30, 2005	June 30, 2005	September 30, 2004
Selected Balance Sheet Data:	(Dollars in thousands, except per share amounts)		
Total assets	$8,409,687	$8,419,320	$8,541,124
Cash and cash equivalents	58,566	79,412	171,526
Loans receivable, net	5,464,130	5,201,634	4,747,530
Mortgage-related securities	2,145,254	2,369,765	2,648,708
Investment securities	430,499	455,497	638,079
Capital stock of FHLB	182,259	180,120	174,126
Deposits	3,960,297	3,991,489	4,127,774
FHLB advances	3,426,465	3,441,265	3,449,429
Borrowings, other	53,410	53,396	53,348
Stockholders' equity	865,063	865,332	832,414
Unrealized loss on Available-for-sale Securities ("AFS"), net of income taxes	(3,769)	(2,426)	(1,983)
Equity to total assets at end of period	10.29%	10.28%	9.75%
Book value per share	$11.91	$11.90	$11.54
Shares outstanding	72,654,981	72,691,466	72,164,055

	For the Three Months Ended September 30,		For the Year Ended September 30,	
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	
	(Dollars in thousands, except per share amounts)			
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$71,785	$64,075	$273,972	$247,365
Mortgage-related securities	20,462	24,010	91,742	94,469
Investment securities	4,947	7,879	25,039	36,004
Cash and cash equivalents	471	323	1,220	891
Capital stock of FHLB	2,139	1,626	8,134	6,104
Total interest and dividend income	99,804	97,913	400,107	384,833
INTEREST EXPENSE:				
Deposits	26,016	22,670	96,999	92,931
FHLB advances	38,197	36,029	144,110	174,276
Other borrowings	880	606	3,092	1,435
Total interest expense	65,093	59,305	244,201	268,642
NET INTEREST AND DIVIDEND INCOME	34,711	38,608	155,906	116,191
PROVISION FOR LOAN LOSSES	215	44	215	64
NET INTEREST AND DIVIDEND INCOME AFTER PROVISION FOR LOAN LOSSES	34,496	38,564	155,691	116,127
OTHER INCOME:				
Retail fees and charges	4,248	3,925	15,848	14,978
Loan fees	490	579	2,065	2,423
Insurance commissions	422	681	1,865	2,114
Other, net	781	918	3,570	4,070
Total other income	5,941	6,103	23,348	23,585
OTHER EXPENSES:				
Salaries and employee benefits	10,383	9,160	40,448	41,909
Occupancy of premises	3,401	3,229	12,772	12,061
Regulatory and other services	1,955	965	5,865	3,889
Deposit and loan transaction fees	1,249	1,043	4,379	3,723
Advertising	1,234	1,450	4,312	3,682
Prepayment penalty	--	236,109	--	236,109
Other, net	1,061	1,793	5,888	7,665
Total other expenses	19,283	253,749	73,664	309,038
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	21,154	(209,082)	105,375	(169,326)
INCOME TAX EXPENSE (BENEFIT)	8,310	(79,094)	40,316	(63,051)
NET INCOME (LOSS)	$12,844	($129,988)	$65,059	($106,275)
Basic earnings (loss) per share	$0.18	($1.81)	$0.90	($1.48)
Diluted earnings (loss) per share	$0.18	($1.81)	$0.89	($1.48)
Dividends declared per share	$0.50	$0.50	$2.00	$2.81

The following tables present the average balances of assets and liabilities and their related yields and costs for the periods indicated. The yields and costs include amortization of fees, costs, premiums and discounts which are considered adjustments to interest rates.

	For the Three Months Ended September 30, 2005		For the Three Months Ended September 30, 2004	
	Average Outstanding Balance	Yield/ Rate	Average Outstanding Balance	Yield/ Rate
Assets:	(Dollars in thousands)			
Interest-earning assets:				
Loans receivable	$5,315,738	5.40%	$4,660,619	5.50%
Mortgage-related securities	2,276,926	3.59	2,788,155	3.44
Investment securities	434,297	4.56	642,069	4.91
Cash and cash equivalents	56,697	3.29	99,751	1.28
Capital stock of FHLB	180,143	4.71	172,511	3.75
Total interest-earning assets	8,263,801	4.83	8,363,105	4.68
Other noninterest-earning assets	155,077		167,222	
Total assets	$8,418,878		$8,530,327	
Liabilities and stockholders' equity:				
Interest-bearing liabilities:				
Deposits	$3,968,963	2.60%	$4,151,506	2.17%
FHLB advances	3,436,204	4.37	3,383,679	4.19
Borrowings, other	53,401	6.45	53,343	4.45
Total interest-bearing liabilities	7,458,568	3.44	7,588,528	3.08
Other noninterest-bearing liabilities	95,046		79,326	
Stockholders' equity	865,264		862,473	
Total liabilities and stockholders' equity	$8,418,878		$8,530,327	
Net interest rate spread		1.39%		1.60%
Net interest-earning assets	$805,233		$774,577	
Net interest margin		1.68%		1.85%
Ratio of interest-earning assets to interest-bearing liabilities		1.11		1.10
Return on average assets (annualized)		0.61%		(0.94)%
Return on average equity (annualized)		5.94%		(9.31)%
Average equity to average assets		10.28%		10.11%

	For the Year Ended September 30, 2005		For the Year Ended September 30, 2004	
	Average Outstanding Balance	Yield/ Rate	Average Outstanding Balance	Yield/ Rate
	(Dollars in thousands)			
Assets:				
Interest-earning assets:				
Loans receivable	$5,047,812	5.43%	$4,428,204	5.59%
Mortgage-related securities	2,518,237	3.64	2,825,549	3.34
Investment securities	529,214	4.73	816,792	4.41
Cash and cash equivalents	48,147	2.53	90,960	0.98
Capital stock of FHLB	177,055	4.59	171,208	3.57
Total interest-earning assets	8,320,465	4.81	8,332,713	4.62
Other noninterest-earning assets	174,914		148,425	
Total assets	$8,495,379		$8,481,138	
Liabilities and stockholders' equity:				
Interest-bearing liabilities:				
Deposits	$4,055,631	2.39%	$4,162,187	2.23%
FHLB advances	3,442,395	4.16	3,252,325	5.28
Borrowings, other	53,380	5.71	27,820	4.21
Total interest-bearing liabilities	7,551,406	3.22	7,442,332	3.57
Other noninterest-bearing liabilities	89,943		103,582	
Stockholders' equity	854,030		935,224	
Total liabilities and stockholders' equity	$8,495,379		$8,481,138	
Net interest rate spread		1.59%		1.05%
Net interest-earning assets	$769,059		$890,381	
Net interest margin		1.87%		1.39%
Ratio of interest-earning assets to interest-bearing liabilities		1.10		1.12
Return on average assets (annualized)		0.77%		(1.25)%
Return on average equity (annualized)		7.62%		(11.36)%
Average equity to average assets		10.05%		11.03%

The following table presents rate information at the dates indicated.

	September 30,	
	2005	2004
Average Yield / Cost at End of Period: (annualized)		
Loans receivable	5.49%	5.44%
Mortgage-related securities	3.71	3.57
Investment securities	4.54	4.89
Deposits	2.67	2.16
FHLB advances	4.42	3.86
Borrowings, other	4.45	4.37

The following table provides a summary of the activity in the portfolio of mortgage-related securities for the periods presented. The yields and weighted average life ("WAL") for purchases are presented as recorded at the time of purchase. The yields for the beginning and ending balances are as of the period presented and are generally derived from recent prepayment activity on the securities in the portfolio as of the dates presented. The beginning and ending WAL is the estimated remaining maturity of the underlying collateral after projected prepayment speeds have been applied.

	For the Three Months Ended						
	September 30, 2005				September 30, 2004		
	Amount	Yield	WAL		Amount	Yield	WAL
Mortgage-related securities:	(Dollars in thousands)						
Beginning balance	$2,369,765	3.78%	2.98		$2,890,609	3.31%	4.93
Maturities and repayments	(221,101)				(252,584)		
Net amortization of premiums/discounts	(3,150)				(4,247)		
Purchases:							
Fixed	1,903	5.28	6.20		1,626	5.12	6.40
Adjustable-rate	--	--	--		--	--	--
Change in valuation on AFS securities	(2,163)				13,304		
Ending balance	$2,145,254	3.71%	3.38		$2,648,708	3.57%	3.35

	For the Year Ended						
	September 30, 2005				September 30, 2004		
	Amount	Yield	WAL		Amount	Yield	WAL
Mortgage-related securities:	(Dollars in thousands)						
Beginning balance	$2,648,708	3.57%	3.35		$2,944,174	2.99%	3.14
Maturities and repayments	(797,929)				(1,160,171)		
Net amortization of premiums/discounts	(12,153)				(21,722)		
Purchases:							
Fixed	118,943	4.53	4.74		370,683	4.40	5.43
Adjustable-rate	190,563	4.50	9.82		516,106	3.45	10.09
Change in valuation on AFS securities	(2,878)				(362)		
Ending balance	$2,145,254	3.71%	3.38		$2,648,708	3.57%	3.35

The following table provides a summary of the activity of investment securities for the periods presented. The yields and WAL for purchases are presented as recorded at the time of purchase. The yields for the beginning and ending balances are as of the period presented. The beginning and ending WAL is the estimated remaining maturity of the underlying collateral after projected call dates have been considered, based upon market rates at each date presented.

	For the Three Months Ended					
	September 30, 2005			September 30, 2004		
	Amount	Yield	WAL	Amount	Yield	WAL
Investment securities:	(Dollars in thousands)					
Beginning balance	$455,497	4.59%	1.63	$663,355	4.89%	5.07
Maturities and calls	(25,000)			(25,000)		
Net amortization of premiums/discounts	2			(276)		
Ending balance	$430,499	4.54%	2.48	$638,079	4.89%	1.73

	For the Year Ended					
	September 30, 2005			September 30, 2004		
	Amount	Yield	WAL	Amount	Yield	WAL
Investment securities:	(Dollars in thousands)					
Beginning balance	$638,079	4.89%	1.73	$1,022,412	3.52%	1.53
Maturities and calls	(207,000)			(530,205)		
Net amortization of premiums/discounts	(580)			(4,128)		
Purchases	--	--	--	150,000	5.92	15.00
Ending balance	$430,499	4.54%	2.48	$638,079	4.89%	1.73

The following table summarizes the activity in the loan portfolio for the periods indicated, excluding changes in loans in process, deferred fees and allowance for loan losses.

	For the Three Months Ended			
	September 30, 2005		September 30, 2004	
	Amount	Rate	Amount	Rate
Loans receivable:	(Dollars in thousands)			
Beginning balance	$5,236,109	5.38%	$4,584,183	5.41%
Originations and refinances	264,867	5.67	217,159	5.41
Purchases	299,648	5.11	227,052	4.40
Repayments	(307,092)		(234,385)	
Other	855		433	
Ending balance	$5,494,387	5.39%	$4,794,442	5.38%

	For the Year Ended			
	September 30, 2005		September 30, 2004	
	Amount	Rate	Amount	Rate
Loans receivable:	(Dollars in thousands)			
Beginning balance	$4,794,442	5.38%	$4,355,181	5.65%
Originations and refinances	867,521	5.51	893,832	5.19
Purchases	857,208	5.03	537,065	4.43
Repayments	(1,026,175)		(992,425)	
Other	1,391		789	
Ending balance	$5,494,387	5.39%	$4,794,442	5.38%

The following tables present loan origination, refinance, purchase, and modification activity for the periods indicated. Loan originations, purchases and refinances are reported together as one total. The fixed-rate origination one- to four-family loans less than or equal to 15 years have an original maturity at origination of less than or equal to 15 years, while fixed-rate origination one- to four-family loans greater than 15 years have an original maturity at origination of greater than 15 years. The adjustable-rate origination one- to four-family loans less than or equal to 36 months have a term to first reset of less than or equal to 36 months at origination and adjustable-rate origination one- to four-family loans greater than 36 months have a term to first reset of greater than 36 months at origination.

	For the Three Months Ended September 30, 2005			For the Three Months Ended September 30, 2004		
	Amount	Rate	% of Total	Amount	Rate	% of Total
Fixed-Rate	(Dollars in thousands)					
Origination - one- to four-family						
<= 15 years	$45,053	5.08%	7.98%	$30,553	5.30%	6.88%
> 15 years	150,409	5.61	26.65	95,465	5.90	21.49
Other real estate	1,180	6.00	0.21	483	6.56	0.11
Non real estate	10,291	7.31	1.82	6,341	6.92	1.43
Total fixed-rate loan originations	206,933	5.58	36.66	132,842	5.81	29.91
Adjustable-Rate						
Origination - one- to four-family						
<= 36 months	51,217	5.12	9.07	74,577	4.00	16.79
> 36 months	274,353	5.02	48.60	202,736	4.60	45.64
Non real estate	32,012	7.47	5.67	34,057	5.08	7.66
Total adjustable-rate loan originations	357,582	5.25	63.34	311,370	4.51	70.09
Total loan originations and purchases	$564,515	5.37%	100.00%	$444,212	4.90%	100.00%
Purchased loans included above	$299,647	5.11%		$227,052	4.40%	

	For the Year Ended September 30, 2005			For the Year Ended September 30, 2004		
	Amount	Rate	% of Total	Amount	Rate	% of Total
			(Dollars in thousands)			
Fixed-Rate						
Origination - one- to four-family						
<= 15 years	$215,277	5.05%	12.48%	$293,431	4.98%	20.51%
> 15 years	427,961	5.61	24.81	351,916	5.78	24.59
Other real estate	9,368	6.35	0.54	5,433	6.37	0.38
Non real estate	29,802	7.07	1.73	17,773	6.67	1.24
Total fixed-rate loan originations	682,408	5.51	39.56	668,553	5.46	46.72
Adjustable-Rate						
Origination - one- to four-family						
<= 36 months	193,903	4.78	11.24	146,425	3.87	10.23
> 36 months	728,891	4.97	42.27	484,280	4.46	33.85
Non real estate	119,527	6.58	6.93	131,639	4.89	9.20
Total adjustable-rate loan originations	1,042,321	5.12	60.44	762,344	4.42	53.28
Total loan originations and purchases	$1,724,729	5.27%	100.00%	$1,430,897	4.91%	100.00%
Purchased loans included above	$857,207	5.04%		$537,065	4.43%	

The following table presents the Company's loan portfolio at the dates indicated.

	September 30, 2005			September 30, 2004		
	Amount	Rate	% of Total	Amount	Rate	% of Total
	(Dollars in thousands)					
Fixed-Rate Loans						
One- to four- family real estate						
<= 15 years	$1,300,342	5.28%	23.67%	$1,322,461	5.37%	27.59%
> 15 years	1,973,285	5.89	35.91	1,796,451	6.02	37.47
Other real estate	75,405	6.12	1.38	81,540	6.13	1.70
Non real estate	39,687	7.05	0.72	26,568	6.75	0.55
Total fixed-rate loans:	3,388,719	5.67	61.68	3,227,020	5.76	67.31
Adjustable-Rate Loans						
One- to four- family real estate						
<= 36 months	825,473	4.63	15.02	626,208	4.55	13.06
> 36 months	1,089,906	4.77	19.84	747,085	4.41	15.58
Other real estate	19,470	4.67	0.35	17,361	4.64	0.36
Non real estate	170,819	7.58	3.11	176,768	5.50	3.69
Total adjustable-rate loans	2,105,668	4.94	38.32	1,567,422	4.59	32.69
Total Loans	5,494,387	5.39%	100.00%	4,794,442	5.38%	100.00%
Less:						
Loans in process	14,803			23,623		
Deferred fees and discounts	10,856			18,794		
Allowance for loan losses	4,598			4,495		
Total loans receivable, net	$5,464,130			$4,747,530		

The following table presents the Company's 30-89 day delinquent loans, non-performing loans and real estate owned, at the dates indicated.

	September 30,	
	2005	2004
Asset Quality Information:	(Dollars in thousands)	
Loans 30-89 days delinquent	$25,518	$22,601
Non-performing loans	5,158	6,071
Real estate owned	1,653	4,249
Asset Quality Ratios:		
Non-performing assets to total assets at end of period	0.08%	0.12%
Non-performing loans to total loans	0.09%	0.13%

The following table presents the Company's allowance for loan losses and related ratios at the dates and for the periods indicated.

	For the Three Months Ended September 30,		For the Year Ended September 30,	
	2005	2004	2005	2004
Allowance for loan losses:	(Dollars in thousands)			
Beginning balance	$4,413	$4,466	$4,495	$4,550
Losses charged against the allowance:				
One- to four-family loans	26	4	91	84
Multi-family loans	--	--	--	--
Commercial and other loans	--	--	--	--
Consumer loans	14	26	56	77
Total charge-offs	40	30	147	161
Recoveries	10	15	35	42
Provision charged to expense	215	44	215	64
Ending balance	$4,598	$4,495	$4,598	$4,495
Allowance for loan losses to non-performing loans			89.14%	74.04%
Allowance for loan losses to loans receivable, net			0.08%	0.09%

The table below presents the Company's deposit portfolio at the dates indicated.

	At September 30, 2005			At September 30, 2004		
	Amount	Average Cost	% of Total	Amount	Average Cost	% of Total
	(Dollars in thousands)					
Demand	$ 398,490	0.21%	10.06%	$ 380,765	0.21%	9.22%
Passbook & passcard	121,133	0.65	3.06	125,992	0.65	3.05
Money market	873,570	2.06	22.06	929,862	1.33	22.53
Certificates	2,567,104	3.35	64.82	2,691,155	2.79	65.20
Total deposits	$3,960,297	2.67%	100.00%	$4,127,774	2.16%	100.00%

Selected Financial Results and Ratios

The following tables present selected financial results and annualized performance ratios for the three months ended and the fiscal years ended September 30, 2005 and 2004. As previously discussed, in July 2004 the Bank refinanced $2.40 billion of FHLB advances and incurred a prepayment penalty of $236.1 million pre-tax, $146.6 million after tax. Because of the magnitude and non-recurring nature of the prepayment penalty, management believes it is important for comparability purposes to present selected financial results and performance ratios for fiscal year 2004 excluding the prepayment penalty **which are not presented in accordance with generally accepted accounting principles in the United States of America ("GAAP")**.

	For the Three Months Ended			
	September 30, 2005	September 30, 2004		
		Actual	Prepayment Penalty	Adjusted[1]
		(Dollars in thousands, except per share data)		
Financial results and ratios:				
Net income (loss)	$12,844	($129,988)	($146,565)	$16,577
Operating expenses	19,282	253,749	236,109	17,640
Average assets[2]	8,418,878	8,530,327	62,480	8,467,847
Average equity[3]	865,264	862,473	(109,923)	972,396
Basic earnings (loss) per share	0.18	(1.81)	(2.04)	0.23
Diluted earnings (loss) per share	0.18	(1.81)	(2.04)	0.23
Return on average assets	0.61%	(0.94)%	(1.72)%	0.78%
Return on average equity	5.94	(9.31)	(16.13)	6.82
Average equity to average assets	10.28	10.11	(1.37)	11.48
Operating expense ratio	0.92	3.60	2.77	0.83
Efficiency ratio	47.47	568.43	528.91	39.52

	For the Year Ended			
	September 30, 2005	September 30, 2004		
		Actual	Prepayment Penalty	Adjusted[1]
		(Dollars in thousands, except per share data)		
Financial results and ratios:				
Net income (loss)	$65,059	($106,275)	($146,565)	$40,290
Operating expenses	73,663	309,038	236,109	72,929
Average assets[2]	8,495,379	8,481,138	19,225	8,461,913
Average equity[3]	854,030	935,224	(33,823)	969,047
Basic earnings (loss) per share	0.90	(1.48)	(2.04)	0.56
Diluted earnings (loss) per share	0.89	(1.48)	(2.03)	0.55
Return on average assets	0.77%	(1.25)%	(1.73)%	0.48%
Return on average equity	7.62	(11.36)	(15.52)	4.16
Average equity to average assets	10.05	11.03	(0.42)	11.45
Operating expense ratio	0.87	3.64	2.78	0.86
Efficiency ratio	41.19	221.83	169.48	52.35

1 The adjusted financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the prepayment penalty.

2 The adjusted average assets balance excludes the deferred tax asset associated with the refinancing.

3 The adjusted average equity balance excludes the impact of the prepayment penalty on average equity.

Management's Discussion of Dividends

We strive to enhance shareholder value while maintaining a strong capital position. We continue to provide returns to shareholders through our dividend payments. On October 25, 2005, the Board of Directors ("Board") declared a $0.50 per share dividend to shareholders of record on November 4, 2005, payable on November 18, 2005. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares. Total dividends declared during the fiscal year 2005 were $2.00 per share. On January 25, 2005, the Board approved an enhanced dividend policy. In December of each year, the Company will pay a special dividend equal to 25% of the excess of the prior fiscal year reported net income over the amount required to meet the Company's current dividend policy of $2.00 per share each fiscal year after allowing for the waiver of dividends by MHC. If the fiscal year reported net income does not exceed the amount required to meet the Company's current dividend policy, it is the Board's intent to continue to pay dividends at the current quarterly level. On November 8, 2005, the Board approved a special year end dividend of $0.30 per share payable on December 2, 2005 to shareholders of record as of the close of business on November 18, 2005. Our cash dividend payout policy is continually reviewed by management and the Board, and our ability to pay dividends under the policy depends upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of the Bank, other regulatory limitations on the Bank's ability to make capital distributions to the Company and the continued waiver of dividends by MHC.

Because the Company has a relatively unique corporate structure, the reporting of certain information under GAAP is not necessarily reflective of the process considered by the Board in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations.

The following is a reconciliation of the denominators of the basic and diluted earnings per share calculations.

	For the Three Months Ended September 30,		For the Year Ended September 30,	
	2005	2004	2005	2004
	(Dollars in thousands, except per share amounts)			
Net income (loss)	$12,844	($129,988)	$65,059	($106,275)
Average common shares outstanding	72,513,175	71,952,579	72,429,832	71,523,084
Average committed ESOP shares outstanding	151,778	151,778	76,236	76,166
Total basic average common shares outstanding	72,664,953	72,104,357	72,506,068	71,599,250
Effect of dilutive RRP shares	3,454	--	2,674	--
Effect of dilutive stock options	445,437	--	573,063	--
Total diluted average common shares outstanding	73,113,844	72,104,357	73,081,805	71,599,250
Net earnings (loss) per share				
Basic	$0.18	($1.81)	$0.90	($1.48)
Diluted	$0.18	($1.81)	$0.89	($1.48)

The following information is not presented in accordance with GAAP.

Net earnings per share excluding the prepayment penalty:				
Basic	$0.18	$0.23	$0.90	$0.56
Diluted	$0.18	$0.23	$0.89	$0.55

The RRP shares totaling 130,286 and stock options totaling 1,056,276 which were outstanding at September 30, 2004 were not included in the computation of diluted earnings per share as the effect on earnings per share would be antidilutive, due to the net loss at September 30, 2004. There was no antidilutive impact related to the RRP shares and stock options at September 30, 2005.

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to public shareholders of CFFN stock. The following table is presented to provide a better understanding of the information the Board reviews when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. The net loss in 2004 was adjusted for the prepayment penalty, after tax, associated with refinancing the FHLB advances. **The following information is not presented in accordance with GAAP.**

	For the Three Months Ended September 30,		For the Year Ended September 30,	
	2005	2004	2005	2004
	(Dollars in thousands, except per share amounts)			
Net income (loss)	$12,844	$(129,988)	$65,059	$(106,275)
Prepayment penalty, after tax	--	146,565	--	146,565
Adjusted net income	12,844	16,577	65,059	40,290
Basic average common shares outstanding	72,664,953	72,104,357	72,506,068	71,599,250
Average shares held by MHC	(52,192,817)	(52,192,817)	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public shareholders	20,472,136	19,911,540	20,313,251	19,406,433
Effect of dilutive RRP shares	3,454	3,813	2,674	130,286
Effect of dilutive stock options	445,437	797,833	573,063	1,056,276
Total adjusted diluted average shares held by public shareholders	20,921,027	20,713,186	20,888,988	20,592,995
Net earnings per share, available to public shareholders, excluding the prepayment penalty in 2004:				
Basic	$0.62	$0.84	$3.20	$2.07
Diluted	$0.61	$0.80	$3.11	$1.95

The following table shows the number of shares eligible to receive dividends at September 30, 2005. The unvested shares in ESOP receive dividends that are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2004	73,990,801
Treasury stock acquisitions	(246,430)
RRP grants, net	14,200
Options exercised, net	528,318
Total voting shares outstanding at September 30, 2005	74,286,889
Unvested shares in ESOP	(1,613,108)
Shares held by MHC	(52,192,817)
Total shares eligible to receive dividends at September 30, 2005	20,480,964